Byron B. Rooney +1 212 450 4658 byron.rooney@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017 davispolk.com	CONFIDENTIAL

December 30, 2021

Re:	Snail Games USA Inc. Draft Registration Statement on Form S-1 Submitted on November 4, 2021 CIK No. 0001886894

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E., Room 4415
Washington, DC 20549-4631

Att’n:	Joseph Kempf Robert Littlepage Patrick Faller Jeff Kauten

Ladies and Gentlemen:

On behalf of our client, Snail Games USA Inc., a California corporation (the “Company” or “Snail”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s confidential draft Registration Statement on Form S-1 (CIK No. 0001886894) (the “Registration Statement”) contained in the Staff’s letter dated December 2, 2021. The Company has revised the Registration Statement and is confidentially submitting a revised draft of the Registration Statement (“Submission No. 2”) together with this response letter. Submission No. 2 also contains certain additional updates and revisions. We are also sending, under separate cover, a copy of Submission No. 2 (including exhibits filed therewith) and three marked copies of Submission No. 2 showing changes to the Registration Statement confidentially submitted on November 4, 2021.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s responses to the comments. Where applicable, we have included page numbers to refer to the location in Submission No. 2 where revised language addressing a particular comment appears. Capitalized terms used but not defined herein are used as defined in Submission No. 2.

Draft Registration Statement on Form S-1

Prospectus Summary
Overview, page 1

1.	Please disclose that you generate the substantial majority of your revenues from your ARK franchise and disclose the percentage of your revenues generated from this franchise for the periods presented.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 48, and 67 to include the percentage of revenues generated from ARK: Survival Evolved for the periods presented.

CONFIDENTIAL

2.	Please disclose the basis for your statements that you are a leading developer and publisher of interactive digital entertainment and that you are a category leader in sandbox survival games. Clarify the criteria on which you based these statements, such as revenue or number of customers or market share.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 48, and 67.

3.	Please define your reference to daily active users.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 48, and 67.

4.	Please disclose the source of your statements regarding the global gaming industry in this section.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure within “Summary” and “Business” to disclose the sources of the Company’s statements regarding the gaming industry.

We rely on license agreements to publish certain games..., page 14

5.	Please disclose that the terms or other aspects of your license agreement with Studio Wildcard may differ from those which would be negotiated with independent parties.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 14 and 15.

Key Performance Metrics and Non-GAAP Measures Units
Sold, page 51

6.	Please revise to address any known underlying material trends related to the substantial increase in units sold in Q4 2020.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 51, 52 and 53 to note the impact that holiday-related promotions have historically had on the Company’s performance, including in Q4 2020.

Adjusted EBITDA, page 53

7.	We note that you added back the license costs in 2020 to Adjusted EBITDA in order to be consistent with the previous year presentation. However, it appears this adjustment may result in a non-GAAP performance measure that excludes normal, recurring, cash operating expenses. Please revise or advise us. We refer you to the guidance in the answer to Question 100.01 of the Division's non-GAAP C&DIs.

Response: The Company respectfully acknowledges the Staff’s comment and has removed license costs from its calculation of Adjusted EBITDA, including the portion contained within “Amortization—intangible assets (other).” Consequently, Amortization—intangible assets (other), as presented, contains amortization relating to trademark, in-progress patents, software and the analytics technology from the purchase price allocation of a prior acquisition.

December 30, 2021	2

CONFIDENTIAL

Components of our Results of Operation, page 54

8.	Please identify the top platform providers presented in the table disclosing the proportion of total net revenue associated with each platform provider.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will respond to this comment in a subsequent amendment of the Registration Statement.

Liquidity and Capital Resources, page 58

9.	Please file the loan agreements described in this section as exhibits to your registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has filed its loan agreements as Exhibits 10.2 and 10.3.

Loans to related parties, page 59

10.	Please disclose the Company's business purpose in being a party to a line of credit note with Mr. Shi. Also disclose if Mr. Shi intends to repay the loans. If so, specify when and clarify if the loans will be repaid in cash.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, prior to the public filing of the Registration Statement, the Company intends to distribute the line of credit note with Mr. Shi (the “Shi Loan”) to the Company’s corporate parent, which will not be consolidated within the Company upon the Company’s initial public offering, will assume the loan and thereafter be the creditor to the debt obligation. Following this transaction, the Shi Loan will no longer appear on the Company’s consolidated balance sheet. In light of the plan to distribute the Shi Loan to an entity that will not be consolidated within the Company upon its initial public offering, the Company respectfully advises the Staff that it does not consider the business purpose of the Shi Loan to be relevant to investors.

Compensation Discussion and Analysis
Employment Arrangements, page 81

11.	Please file the offer letter with Ms. Chow as an exhibit to your registration statement. Refer to Item 601(b)(iii)(A) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has filed the offer letter for Ms. Chow as Exhibit 10.6.

Certain Relationships and Related Party Transactions License Agreements, page 84

12.	Please file the license agreements with SDE Inc. and Suzhou Snail Digital Technology Co. as exhibits to your registration statement. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment. The Company is currently renegotiating its license agreement with SDE Inc. (“SDE”) and will file that license agreement in a subsequent amendment of the Company’s Registration Statement on Form S-1. With respect to the Company’s license agreements with Suzhou Snail Digital Technology Co. (“Suzhou Snail”), the Company respectfully advises the Staff that such license agreements concern the Company’s mobile games, which do not materially contribute to the results of the Company for the periods presented.

December 30, 2021	3

CONFIDENTIAL

Description of Capital Stock
Common Stock, page 86

13.	Please disclose the instances in which the holders of the Class A and Class B common stock will vote as a separate class.

Response: The Company respectfully acknowledges the Staff’s comment. The Company will address the Staff’s comment in a subsequent amendment of the Company’s Registration Statement on Form S-1.

Underwriting
No Sales of Similar Securities, page 96

14.	Please disclose the exceptions to the lock-up agreements with your officers, directors and other existing security holders.

Response: The Company respectfully acknowledges the Staff’s comment. The terms and exceptions to the lock-up agreements with the Company’s officers, directors and other security holders are presently subject to ongoing negotiation. The Company will address the Staff’s comment in a subsequent amendment of the Company’s Registration Statement on Form S-1.

Financial Statements
Consolidated Statements of Operations and Comprehensive Income (Loss), page F-4

15.	Reclassify the amounts reported within the line-item “Salaries and Wages” to the appropriate functional expense line items, e.g. Cost of revenues, General and administrative, etc., pursuant to Rule 5-03 of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the majority of the Company’s subsidiaries are not in game development except Donkey Crew sp. z.o.o., the Company’s subsidiary in Poland, which developed Last Oasis in the first quarter of 2020. The Company has included these salaries and wages in research and development, and the remaining salaries and wages in general and administrative expense on page F-4.

Notes to Consolidated Financial Statements
Note 1. Presentation and Nature of Operations, page F-7

16.	We note the Company is a wholly owned subsidiary of Suzhou Snail Digital Technology Co., Ltd. Please revise the Company’s historical income statements to reflect all of its costs of doing business. In this regard, any expenses incurred by the parent that are clearly applicable to the Company should be reflected in its income statements. Also, a reasonable method of allocating common expenses, such as rent, taxes, data center, and marketing costs should be utilized. Fully comply with the accounting and disclosure guidance in SAB Topic 1:B and advise us.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has license agreements with Suzhou Snail, according to which the Company pays a license fee to obtain the right to sell Suzhou Snail’s games and also pays a certain percentage of monthly royalties to Suzhou Snail. The Company pays for its own marketing and data center costs, and all costs of doing business are reflected in the consolidated financial statements. There are no expenses incurred on the Company’s behalf by Suzhou Snail. The Company does not bear any of the additional rent or taxes associated with the licensed games, since those are costs for Suzhou Snail. The terms of the license agreements fully cover the costs associated with the licensed games between the Company and Suzhou Snail.

December 30, 2021	4

CONFIDENTIAL

Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-8

17.	We note that you rely on third-party advertising partners to display advertisements within your mobile phone games. Tell us whether your advertising revenues are material; and, if so, disclose how you account for such revenues. Disclose whether material advertising revenues are reported on gross or net basis and explain why. Separately disclose revenue from contracts with customers separately from other sources of revenues in accordance with ASC 606-10-50-4a.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company does not have material advertising revenues. The Company’s advertising revenue for the years ended December 31, 2020 and 2019 accounted for $415,052 and $536,837 or 0.33% and 0.62% of total net revenue, respectively.

18.	Tell us whether your subscription service revenues are material and, if so, disclose how you account for them.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company does not have subscription service revenue. Instead, the Company entered into an agreement with the platform which provides subscription services to end users to allow users to play any of the games within the subscription channel, and the Company’s game is one of the games in their subscription channel. In return, the Company received a one-time payment from the platform in the amount of $30 million to have the Company’s game on the subscription channel for a period of three years. The Company amortizes the revenue on a straight-line basis for a period of three years. There are no other performance obligations under this arrangement.

Research and Development, page F-11

19.	We note that Studio Wildcard, a subsidiary of SDE Inc., is currently developing ARK 2 games. With a view toward enhanced disclosure, describe for us your research and development contracts, arrangements and understandings with related parties and with unrelated third parties, as applicable. Explain how ARK 2 and other game research and development projects will be funded. Tell us the extent to which Snail directly or indirectly provides such funding.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company does not enter into contracts or arrangements with third-party production studios to fund or otherwise control the research and development of future game titles. To date, all third-party production studios from whom the Company has subsequently licensed rights to games have funded all research and development costs themselves. The Company also respectfully advises the Staff that the amended and restated license agreement with SDE is expected to address rights of first refusal with respect to future gaming titles.

December 30, 2021	5

CONFIDENTIAL

Note 5. Accounts Receivable - Related Party, page F-18

20.	We note from your disclosure that you license gaming rights from a related party, yet this related party owes you unremitted gaming royalties in the ordinary course of business. Please explain why the Company is owed royalties. Describe the transactions from which these receivables arose. Also, disclose the receivables' repayment terms.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-18. The Company advises the Staff that the Accounts Receivable – Related Party represents the gaming revenue generated from the ARK mobile platforms, which, due to administrative reasons, is deposited in an account held by the licensor, SDE, but has not fully remitted the payment back to the Company. These are ordinary course of business transactions with payment terms of due on demand, which are included in Accounts Receivable – Related Party.

Note 10. Intangible Assets, page F-19

21.	We note that substantially all of your licensing rights were obtained from related parties. Tell us and disclose how you determined the carrying values and the related fair values of these licensing rights intangible assets.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that we determined our carrying values based on the projected cash flow generated from the gaming revenue, quoted market values and third-party independent appraisals. The Company also performs a transfer pricing study biannually to ensure that the license rights are arms-length transaction with the related parties.

General

22.	We note that you have business operations in China and your related risk factor disclosure on pages 29, 33 and 34. Please describe your China-based business operations in greater detail and expand your discussion of the risks relating to your China-based operations. Also, tell us the percentage of your revenue you generate from China-based customers.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has no business operations in China, however the Company licenses intellectual property in support of certain of its mobile games from Chinese entities affiliated with the Company’s current ultimate corporate parent. The revenue derived from such games does not materially contribute to the financial performance of the Company. The Company generated 7% of its revenue from China-based customers for the year ended December 31, 2020. Consequently, the Company respectfully advises the Staff that it believes the existing risk factor disclosure adequately addresses risks relating to China.

December 30, 2021	6

CONFIDENTIAL

23.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully acknowledges the Staff’s comment and will supplementally provide any such written communications to the Staff under cover of a separate letter.

*          *          *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me at (212) 450-4658 (byron.rooney@davispolk.com) or John Runne at (212) 450-3278 (john.runne@davispolk.com) if you have any questions regarding the foregoing or if we may provide any additional information.

Very truly yours,

/s/ Byron Rooney

cc:	Heidy Chow
Jim Tsai

December 30, 2021	7